

April 16, 2012

<u>Via E-mail</u>
Glen W. Carnes
Chief Executive Officer
Versant International, Inc.
19200 Von Karman
4th Floor
Irvine, CA 92612

> **Re: Versant International, Inc.**
> **Current Report on Form 8-K**
> **Filed March 16, 2012**
> **File No. 000-54050**

Dear Mr. Carnes:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Current Report on Form 8-K Filed March 16, 2012</u>

<u>Financial Statements</u>

1.   Please amend your filing to include pro forma financial statements that give effect to the share exchange agreement with Mamma's Best, LLC. Refer to Rule 8-05 of Regulation S-X.

Exhibits

2.   We note your risk factors highlighting your reliance on one vendor and the significance of your three largest customers. If you have contracts with any of these third parties, tell us why you have not filed them as exhibits in accordance with Item 601(b)(10)(ii)(b) of Regulation S-K.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Bob Carroll, Staff Accountant, at (202) 551-3362, or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or Norman von Holtzendorff, Staff Attorney, at (202) 551-3237, with any other questions.

                                        Sincerely,

                                        /s/H. Roger Schwall

                                        H. Roger Schwall
                                        Assistant Director

cc: Mr. Lance A. McKinlay